FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	Consolidated Financial Results for the Six Months Ended September 30, 2011 which was filed with the Tokyo Stock Exchange on November 4, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: November 4, 2011	By:	/s/ Kimihiko Higashio
	Name:	Kimihiko Higashio
	Title:	Representative Director

Consolidated Financial Results

for the Six Months Ended September 30, 2011

(Prepared in Accordance with U.S. GAAP)

November 4, 2011

KONAMI CORPORATION

Address:	7-2, Akasaka 9-chome, Minato-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	http://www.konami.co.jp/en/index.html
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, and London Stock Exchange
Representative:	Kagemasa Kozuki / Representative Director and Chairman of the Board, President
Contact:	Yasuyuki Yamaji / Corporate Officer, General Manager, Corporate Strategy (Phone: +81-3-5771-0222)
Beginning date of dividend payment:	Not yet determined
Adoption of U.S. GAAP:	Yes

(Amounts are rounded to the nearest million)

1. Consolidated Financial Results for the Six Months Ended September 30, 2011

(1) Consolidated Results of Operations

	(Millions of Yen, except percentages and per share amounts)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION
Six months ended September 30, 2011	123,096	20,185	19,375	11,462
% change from previous period	6.3%	150.8%	168.1%	173.4%
Six months ended September 30, 2010	115,763	8,050	7,227	4,192
% change from previous period	1.6%	74.6%	79.4%	87.8%

Note:	Comprehensive income
	Six months ended September 30, 2011:	¥9,244
	Six months ended September 30, 2010:	¥1,708

	Basic net income attributable to KONAMI CORPORATION per share (yen)	Diluted net income attributable to KONAMI CORPORATION per share (yen)
Six months ended September 30, 2011	82.89	82.89
Six months ended September 30, 2010	31.41	31.41

(2) Consolidated Financial Position

	(Millions of Yen, except percentages and per share amounts)
	Total assets	Total equity	KONAMI CORPORATION stockholders’ equity	KONAMI CORPORATION stockholders’ equity ratio
September 30, 2011	313,287	205,546	205,335	65.5%
March 31, 2011	313,891	198,407	193,914	61.8%

2. Cash Dividends

Record Date	Cash dividends per share (yen)
	First quarter end	Second quarter end	Third quarter end	Year end	Annual
Year ended March 31, 2011	—	16.00	—	16.00	32.00
Year ending March 31, 2012	—	25.00
Year ending March 31, 2012 -Forecast-			—	16.00	41.00

Note:	Change in earnings forecasts for the fiscal year ending March 31, 2012 from the latest announced projected cash dividend: None

3. Consolidated Earnings Forecast for the Year Ending March 31, 2012

	(Millions of Yen, except percentages and per share data)
	Net revenues	Operating income	Net income before income taxes	Net income attributable to KONAMI CORPORATION	Net income attributable to KONAMI CORPORATION per share (yen)
Year ending March 31, 2012	258,000	33,000	31,500	18,500	133.64
% change from previous year	0.0%	58.7%	65.1%	43.0%

Note:	Change in earnings forecasts for the fiscal year ending March 31, 2012 from the latest earnings forecast: Yes

4. Other

(1) Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation): None

(2) Adoption of simplified methods in accounting principles for quarterly consolidated financial statements: None

(3) Changes in accounting principles, procedures and reporting policies:

1.	Changes accompanying amendment of accounting standard: None

2.	Other: None

(4) Number of shares issued (Common Stock)

1.	Number of shares issued: (Treasury stock included)
	Six months ended September 30, 2011	143,500,000 shares
	Year ended March 31, 2011	143,500,000 shares

2.	Number of Treasury Stock:
	Six months ended September 30, 2011	4,877,000 shares
	Year ended March 31, 2011	7,359,029 shares

3.	Average number of shares outstanding:
	Six months ended September 30, 2011	138,272,696 shares
	Six months ended September 30, 2010	133,460,536 shares

Information Regarding the Quarterly Review Procedures:

This report is outside the scope of the procedures for review of quarterly consolidated financial statements as required under the Financial Instruments and Exchange Act of Japan. The aforementioned procedures have not been completed as of the time of disclosure of this document.

Cautionary Statement with Respect to Forward-Looking Statements and Other Matters:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our Digital Entertainment business, Gaming & Systems business and Pachinko & Pachinko Slot Machines business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of existing contingencies.

Please refer to pages 9, 10 and 11 for further information regarding our business forecasts.

KONAMI CORPORATION (the “Company”) disclosed the supplemental data for the consolidated financial statements via the Company’s website on November 4, 2011.

1. Business Performance

1. Analysis of Business Performance

(1) Business Overview

The business environment surrounding the Konami Group remains uncertain mainly due to the impact of the Great East Japan Earthquake, the strong yen and the European currency crisis, despite signs of a rebound in personal consumption in some quarters.

In the entertainment market, business opportunities in the game industry are increasing in step with growth in social networking services (SNS) as various mobile devices become increasingly popular. Meanwhile, the tourism market related to the gaming market, such as Las Vegas, where a severe business environment has persisted, is expected to bottom out. Major casino operators are still cautious about their investments, however, we will continue to focus on the market trends.

In the health and fitness industry, challenging business conditions persisted in the fitness club industry as consumer spending remained under pressure due to uncertainty over the future economic climate.

Against this backdrop, in the Digital Entertainment segment of Konami Group, sales of social games, including DRAGON COLLECTION, SENGOKU COLLECTION and Professional Baseball Dream Nine, increased steadily. In the US and Europe markets, Pro Evolution Soccer 2012, the latest title in the Winning Eleven series, was released and was selling steadily.

In our Gaming & Systems segment, sales of the Podium video slot machine and the Advantage 5 and Advantage Revolution stepper machine series etc. and sales through participation agreements (in which profits are shared with casino operators) increased and continued to be favorable.

In the Pachinko and Pachinko Slot Machines business, we saw a recovery in parts procurement and other aspects of our supply chain that were impacted by the Great East Japan Earthquake. In this context, we delivered a solid performance, with sales volume of MAGICAL HALLOWEEN 3 reaching the highest level of any Konami Group’s pachinko slot machine.

In our Health & Fitness segment, we developed and introduced new services, in order to meet diversifying customers’ needs, utilizing IT, which is one of Konami Group’s strengths, in health management, exercise and nutritional guidance, and we provided upgraded services to our customers whose health consciousness is on the rise. Separately, some of our directly managed facilities had been closed due to the Great East Japan Earthquake. However, with the reopening in August of Konami Sports Club Sendai Nagamachi (Sendai City, Miyagi Prefecture), the last of these closed facilities, all directly managed facilities have resumed operations.

In terms of the consolidated results for the six months ended September 30, 2011, net revenues amounted to ¥123,096 million (a year-on-year increase of 6.3%), operating income was ¥20,185 million (a year-on-year increase of 150.8%), income before income taxes and equity in net income of affiliated company was ¥19,375 million (a year-on-year increase of 168.1%), and net income attributable to KONAMI CORPORATION was ¥11,462 million (a year-on-year increase of 173.4%).

(2) Performance by Business Segment

Summary of net revenues by business segment:

	Millions of Yen, except percentages
	Six months ended September 30, 2010	Six months ended September 30, 2011	% change
Digital Entertainment	¥53,135	¥58,110	9.4
Gaming & Systems	9,264	10,543	13.8
Pachinko & Pachinko Slot Machines	10,018	13,325	33.0
Health & Fitness	43,842	41,578	(5.2)
Eliminations	(496)	(460)	(7.3)

Consolidated net revenues	¥115,763	¥123,096	6.3

Digital Entertainment

In social games, DRAGON COLLECTION, for which online distribution was launched on GREE in September 2010, saw membership top 4 million players as of August 31, 2011. DRAGON COLLECTION has also remained the top overall ranking for 50 straight weeks. We performed well by garnering the support of numerous users in the fast-growing social games market. Notably, the total number of registered users for all of the Konami Group’s social games surpassed 11 million. These social games include SENGOKU COLLECTION and Professional Baseball Dream Nine, as well as J.League Dream Eleven launched in August, 2011.

Moreover, DRAGON COLLECTION has continued to attract a growing number of users thanks to a variety of initiatives, including various tie-in campaigns and the serialization of the title in manga form. Additionally, DRAGON COLLECTION was inducted into the GREE Hall of Fame at the GREE Platform Awards for the First Half of 2011, which gives recognition to only the best social applications featured on the GREE social networking service. DRAGON COLLECTION was also presented with a “Special Award” in the Future Division for the first time at the Japan Game Awards 2011, hosted by the COMPUTER ENTERTAINMENT SUPPLIER’S ASSOCIATION (CESA).

In video game software, PROFESSIONAL BASEBALL SPIRITS 2011, which realistically portrays professional baseball, and Pro Evolution Soccer 2012, the latest title in the Winning Eleven (known in the US and Europe as Pro Evolution Soccer) series were launched and continued to maintain strong sales.

In amusement arcade video games, MAH-JONG FIGHT CLUB ultimate version has operated steadily. This title has adopted e-AMUSEMENT Participation in which operators and Konami Group share game-playing revenue. In September 2011, we also launched jubeat copious, a music simulation game, and GI-HORSEPARK JUDGMENT, a large mass-medal horseracing game. In addition, we commenced operation of BASEBALL HEROES 2011 SHINE STAR, the first of the Konami Group’s amusement arcade equipment to feature functions linking arcade games with social games.

In card games, we rolled out FOOTBALL ALLSTAR’S and BASEBALL ALLSTAR’S as part of the new Digital Game Card product series, which combines the fun of trading cards and social games. These card games were offered in addition to the YU-GI-OH! Card Game series. All of these card games performed strongly.

In terms of financial performance, consolidated net revenues for the six months ended September 30, 2011 in this segment amounted to ¥58,110 million (a year-on-year increase of 9.4%).

Gaming & Systems

In the North American market, the Podium video slot machine, which has become a standard item, and the Advantage 5 and the Advantage Revolution stepper machine series continued to enjoy favorable sales. Sales through participation agreements (in which profits are shared with casino operators) increased and are steadily expanding market share. In the Oceania market, sales of the Podium also progressed favorably. Full-scale marketing is also in progress in Europe, Central and South America, Asia and Africa, in order to build a distributor network for the market.

In addition, at the Australasian Gaming Expo (August 2011 in Sydney, Australia), which was the Oceania region’s largest gaming equipment trade show, the Podium video cabinet, which commands strong popularity in the market, was loaded with the latest content and put on display. A new Podium slot machine loaded with KP3, our next-generation platform offering real-time, high-definition software-controlled 3D graphics, was also displayed at the event. We showcased our extensive product lineup to positive reviews, including link progressives High Velocity Grand Prix and Free Spin Dragons, as well as Caribbean Jackpot, a new standalone progressive. Also on display was the Konami Casino Management System.

In terms of financial performance, consolidated net revenues for the six months ended September 30, 2011 in this segment amounted to 10,543 million (a year-on-year increase of 13.8%).

Pachinko & Pachinko Slot Machines

We saw a recovery in parts procurement and other aspects of our supply chain that were impacted by the Great East Japan Earthquake. In this context, we released the GRADIUS THE SLOT pachinko slot machine in July 2011 and MAGICAL HALLOWEEN 3 in September 2011 and delivered a solid performance, with sales volume of MAGICAL HALLOWEEN 3 reaching the highest level of any Konami Group’s pachinko slot machine.

In terms of financial performance, consolidated net revenues for the six months ended September 30, 2011 in this segment amounted to ¥13,325 million (a year-on-year increase of 33.0%).

Health & Fitness

In the management of Operation of fitness clubs, market conditions remain challenging, but we continue to see growing health consciousness among consumers and stronger interest in preventing the need for nursing care in old age.

Against this backdrop, Konami Group opened Konami Sports Club Izumifuchu (Izumi City, Osaka Prefecture) in April 2011. In a community anticipated to become a new social hot spot for the city’s residents, Konami Group offers an extensive activities program addressing the goals and needs of many different age groups. Konami Sports Club Golf Academy opened with a new comprehensive golf instruction program. For children, a variety of activities are being made available, including swimming, gymnastics, golf, junior funk (dance lessons), karate and aikido. Furthermore, in May 2011, Konami Sports Club GRANCISE Osaka (Osaka City, Osaka Prefecture) opened. Benefitting from a prime location directly linked to JR Osaka Station, western Japan’s largest rail terminal, GRANCISE Osaka is fully equipped with a fitness studio, machine training gym, hot springs bath, and physical therapy parlor. GRANCISE Osaka provides a higher grade of premium services so that members can enjoy luxuriant moments in the heart of the bustling city. In this manner, we worked to upgrade and expand services that fit the characteristics of each region, and we developed and introduced new services utilizing IT, which is one of Konami Group’s strengths, in health management, exercise and nutritional guidance, while providing services geared to customers with growing health consciousness.

In the management of facilities outsourced to Konami Group, new facilities began operations: Yokohama International Swimming Pool (Yokohama City, Kanagawa Prefecture), Kosai City Sports Complex (Kosai City, Shizuoka Prefecture), Itoigawa City Kenko Zukuri Center (Itoigawa City, Niigata Prefecture) and Miyazaki City Ishizaki no Mori Kangei (Whale-come) Kan (Miyazaki City, Miyazaki Prefecture). We are using the know-how and accomplishments in operations and guidance nurtured up to now and are working to help promote the health of people in regional communities through the operation of public facilities in each area.

In health-related products, existing products have been renewed on the basis of customer opinions into those would be expected to become more attractive. We launched Collagen Cristal Rich, a luxury collagen drink mixed with 15 ingredients, and BIOMETRICS WATER AZUMINO, which is crystal clear mineral water from Azumino.

Separately, with the reopening in August 2011 of Konami Sports Club Sendai Nagamachi (Sendai City, Miyagi Prefecture), the last of these closed facilities, all directly managed facilities have resumed operations.

In terms of financial performance, consolidated net revenues for the six months ended September 30, 2011 in this segment amounted to 41,578 million (a year-on-year decrease of 5.2%).

2. Consolidated Financial Position

(1) Total Assets, Total Liabilities and Total KONAMI CORPORATION Stockholders’ Equity

Total Assets:

Total assets amounted to ¥313,287 million as of September 30, 2011, decreasing by ¥604 million compared with March 31, 2011. This decrease mainly resulted from a decrease in cash while there were increases in accounts receivable and inventories.

Total Liabilities:

Total liabilities amounted to ¥107,741 million as of September 30, 2011, decreasing by ¥7,743 million compared with March 31, 2011. This decrease primarily resulted from repayments of short-term borrowings and redemption of bonds, and decreases in accounts payable.

Total KONAMI CORPORATION Stockholders’ Equity:

Total KONAMI CORPORATION stockholders’ equity amounted to ¥205,335 million as of September 30, 2011, increasing by ¥11,421 million compared with March 31, 2011. This increase mainly resulted from a recognition of its net income and a decrease in treasury stock due to the execution of the share exchange agreements with HUDSON SOFT CO., LTD., a consolidated subsidiary, which the Company made a wholly owned subsidiary. KONAMI CORPORATION stockholders’ equity ratio was 65.5%, increasing by 3.7 points compared with March 31, 2011.

(2) Cash Flows

Cash flow summary for the six months ended September 30, 2011:

	Millions of Yen
	Six months ended September 30, 2010	Six months ended September 30, 2011	Change
Net cash provided by operating activities	¥6,099	¥7,032	¥933
Net cash used in investing activities	(6,332)	(3,351)	2,981
Net cash used in financing activities	(3,158)	(8,343)	(5,185)
Effect of exchange rate changes on cash and cash equivalents	(976)	(923)	53
Net decrease in cash and cash equivalents	(4,367)	(5,585)	(1,218)

Cash and cash equivalents, end of the period	¥46,373	¥53,956	¥7,583

Cash and cash equivalents (hereafter, referred to as “Net cash”), as of September 30, 2011, amounted to ¥53,956 million, a decrease of ¥5,585 million compared to the year ended March 31, 2011, and a year-on-year increase of 16.4%.

Cash flow summary for each activity for the six months ended September 30, 2011 is as follows:

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥7,032 million for the six months ended September 30, 2011, a year-on-year increase of 15.3%. This primarily resulted from an increase in net income compared to that for the six months ended September 30, 2010, while decreases in proceeds from sales receivables and accounts payable and an increase in the amount of interim income tax paid.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥3,351 million for the six months ended September 30, 2011, a year-on-year decrease of 47.1%. This decrease mainly resulted from a decrease in term deposits.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥8,343 million for the six months ended September 30, 2011, a year-on-year increase of 164.2%. This primarily resulted from repayments of short-term borrowings and redemption of bonds.

3. Outlook for the Fiscal Year Ending March 31, 2012

Digital Entertainment

The Tokyo Game Show 2011 was held in September 2011. The PS Vita handheld game console exhibit attracted the attention of visitors, prompting greater anticipation for new game consoles. Furthermore, the supply of game content for smartphones and tablets has increased dramatically, driven by global uptake of these devices. Looking ahead, we must develop content for a diverse array of devices—content that is not devoted to any specific traditional game console.

Amidst such a backdrop, our belief is that we can increase the number of “outlets” for Konami Group’s game content through the appearance of new devices by developing our business around the content. We will develop ways of playing games that match the characteristics of each device.

In social games, the total number of registered users for the Konami Group’s social games topped 11 million. The Konami Group’s social games exhibit at the Tokyo Game Show 2011 attracted many visitors, highlighting the surging popularity of social games. We are further focusing our managerial resources on the development of content that will become major hits, following in the footsteps of DRAGON COLLECTION, SENGOKU COLLECTION and Professional Baseball Dream Nine. We will leverage the production and operational know-how as well as rich content that we have nurtured up to now to promote the expansion of our lineup.

In video game software, we will continue to focus on the global rollout of our games. We are scheduled to release Pro Evolution Soccer 2012 (Winning Eleven 2012), with further improved graphics and operability, as well as NeverDead, currently in development in collaboration with UK-based Rebellion, and Silent Hill Downpour, the latest title in the Silent Hill series for which the live-action film adaptation is already officially underway.

In amusement arcade equipment, Konami Group intends to work to revitalize the amusement arcade industry by providing entertainment that can only be enjoyed at an amusement facility through “interpersonal communication” using the e-AMUSEMENT system. Konami Group will propose innovative services that will lead the industry. This will include the promotion of the sequential increase of models that are compatible with the e-AMUSEMENT GATE community site services launched in April 2011, the PASELI e-money service and e-AMUSEMENT Participation, which had been launched, as well as the enhancement and expansion of services.

In card games, we will continue the global development of the YU-GI-OH! Card Game series. Additionally, we plan to sequentially release new product lineups, including in the Digital Game Card series.

Gaming & Systems

In slot machine marketing, we will continue to implement the aggressive marketing of the Podium video slot machine, which is enjoying popularity, and the Advantage 5 and the Advantage Revolution stepper machine series. Efforts will also be focused on KP3, a software-controlled next generation platform capable of real-time, high-resolution 3D graphics. Furthermore, we intend to stabilize our operational results in this segment by increasing the amount of steady, periodical income through expansion of participation agreement (profit sharing with operators) sales and seeking to improve our sales in the European, Central and South American, Asian and African markets.

The Konami Casino Management System continues to be adopted in the North American and Australian markets, particularly by major operators. In the future, we intend to aggressively market the system in other areas, develop new functions, and reinforce the system’s strength as a product.

Konami Group intends to further reinforce collaboration between its three bases—the United States, Australia and Japan—and promote the efficiency of our operations and reinforce our production and sales. Furthermore, we intend to develop new products that respond to changes in society and meet demands and enhance the added-value of existing products. We will continue to use Konami Group’s strengths in the domain of entertainment as the foundation for proposing new products that will bring even greater enjoyment to our customers.

Pachinko & Pachinko Slot Machines

Konami Group plans to launch the latest model of the popular GANBARE GOEMON series, which features the Konami Group’s original content, as well as HISSHOU KINKAKUJI MONOGATARI, among other products. We will also continue to work towards the further upgrading and expansion of the product lineup and strengthening of the sales framework.

Health & Fitness

Konami Group strives to accurately grasp diversifying customer needs and aims to enhance the added-value of Konami Sports Clubs by proposing new lifestyles. We plan to promote our health and fitness business by leveraging our strengths in the operation of more than 300 of Japan’s largest-scale sports clubs, expanding our products and services and by creating synergy through the enrichment of the programs offered at the facilities, the computerization of health management and the upgrading and the expansion of our product lineup and other efforts.

Market conditions are expected to remain harsh for the health and fitness segment. However, we believe that opportunities for the operation of fitness clubs and the development and marketing of health and fitness equipment will continue to increase with heightened social awareness of promoting good health, against the backdrop of an aging society and government measures taken against lifestyle diseases.

Under such circumstances, we intend to continue to roll out new facilities and offer extensive programs, products and services that meet regional characteristics and customer needs and respond to changes in the business environment and aim to expand and enrich services, both within and outside our facilities, to support the maintenance and promotion of good health.

Meanwhile, in the facilities, Konami Group will promote power-saving measures in an effort to suppress electrical power consumption at each facility, such as through the adjustment of operating hours and changes in the ways that the facilities are operated.

Also, we revised our consolidated earnings forecast for the fiscal year ending March 31, 2012 as follows due to the steady progress shown by all segments, including our Digital Entertainment segment.

Please refer to “News Release: KONAMI CORPORATION Announces Revision of the Consolidated Forecast for the Fiscal Year Ending March 31, 2012” announced today, on November 4, 2011, in details.

< Consolidated Earnings Forecast for the Year Ending March 31, 2012 >

	(Millions of Yen, except percentages and per share amounts)
	Year ending March 31, 2012		Results for the year ended March 31, 2011	% change from previous year
	Previous forecast	Revised forecast
Net revenues	¥258,000	¥258,000	¥257,988	0.0%
Operating income	26,000	33,000	20,791	58.7%
Net income before income taxes	24,000	31,500	19,082	65.1%
Net income attributable to KONAMI CORPORATION	14,000	18,500	12,934	43.0%

Special Note:

This document contains “forward-looking statements,” or statements related to future events that are based on management’s assumptions and beliefs in light of information currently available. These statements are subject to various risks and uncertainties.

When relying on forward-looking statements to make investments, you should not place undue reliance on such forward-looking statements. Actual results may be affected by a number of important factors and materially different from those discussed in forward-looking statements. Such factors include, but are not limited to, changes in economic conditions affecting our operations, and market trends and fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro.

2. Other

1. Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation):

None

2. Adoption of simplified methods in accounting principles for quarterly consolidated financial statements:

None

3. Changes in accounting principles, procedures and reporting policies:

None

3. Consolidated Financial Statements

1. Consolidated Balance Sheets (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	September 30, 2010		September 30, 2011		March 31, 2011		September 30, 2011
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥46,373		¥53,956		¥59,541		$703,927
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥589 million, ¥334 million ($4,357 thousand) and ¥275 million at September 30, 2010, September 30, 2011, and March 31, 2011, respectively	28,300		35,069		28,564		457,521
Inventories	28,887		31,437		25,479		410,137
Deferred income taxes, net	20,514		21,114		23,239		275,460
Prepaid expenses and other current assets	11,626		8,258		12,111		107,736

Total current assets	135,700	45.8	149,834	47.8	148,934	47.4	1,954,781
PROPERTY AND EQUIPMENT, net	61,121	20.6	60,756	19.4	59,508	19.0	792,642
INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	192		145		140		1,892
Investments in affiliate	2,097		2,088		2,131		27,241
Identifiable intangible assets	35,145		41,384		41,565		539,909
Goodwill	21,853		21,848		21,880		285,036
Lease deposits	27,487		26,817		27,360		349,863
Deferred income taxes, net	3,533		995		2,934		12,981
Other assets	9,490		9,420		9,439		122,896

Total investments and other assets	99,797	33.6	102,697	32.8	105,449	33.6	1,339,818

TOTAL ASSETS	¥296,618	100.0	¥313,287	100.0	¥313,891	100.0	$4,087,241

	Millions of Yen						Thousands of U.S. Dollars
	September 30, 2010		September 30, 2011		March 31, 2011		September 30, 2011
		%		%		%
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	—		¥2,500		¥4,000		$32,616
Current portion of long-term debt	¥5,000		5,000		5,000		65,232
Capital lease and financing obligations	2,385		2,443		1,783		31,872
Trade notes and accounts payable	15,823		15,164		19,003		197,834
Accrued income taxes	2,831		5,019		6,121		65,479
Accrued expenses	15,289		16,454		16,747		214,664
Deferred revenue	10,463		10,235		4,804		133,529
Other current liabilities	5,786		5,605		5,697		73,125

Total current liabilities	57,577	19.4	62,420	19.9	63,155	20.1	814,351
LONG-TERM LIABILITIES:
Long-term debt, less current portion	10,000		5,000		10,000		65,232
Capital lease and financing obligations	25,886		25,724		25,516		335,603
Accrued pension and severance costs	2,853		2,195		2,932		28,637
Deferred income taxes, net	4,388		3,632		5,503		47,384
Other long-term liabilities	8,582		8,770		8,378		114,416

Total long-term liabilities	51,709	17.4	45,321	14.5	52,329	16.7	591,272

TOTAL LIABILITIES	109,286	36.8	107,741	34.4	115,484	36.8	1,405,623

COMMITMENTS AND CONTINGENCIES

EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at September 30, 2010, September 30, 2011 and March 31, 2011	47,399	16.0	47,399	15.1	47,399	15.1	618,382
Additional paid-in capital	77,089	26.0	74,175	23.7	75,490	24.0	967,710
Legal reserve	284	0.1	284	0.1	284	0.1	3,705
Retained earnings	83,644	28.2	99,481	31.7	90,250	28.8	1,297,861
Accumulated other comprehensive loss	(2,659)	(0.9)	(4,764)	(1.5)	(2,547)	(0.8)	(62,153)
Treasury stock, at cost- 10,039,519 shares, 4,877,000 shares and 7,359,029 shares at September 30, 2010, September 30, 2011 and March 31, 2011, respectively	(23,187)	(7.8)	(11,240)	(3.6)	(16,962)	(5.4)	(146,640)

Total KONAMI CORPORATION stockholders’ equity	182,570	61.6	205,335	65.5	193,914	61.8	2,678,865

Noncontrolling interest	4,762	1.6	211	0.1	4,493	1.4	2,753

TOTAL EQUITY	187,332	63.2	205,546	65.6	198,407	63.2	2,681,618

TOTAL LIABILITIES AND EQUITY	¥296,618	100.0	¥313,287	100.0	¥313,891	100.0	$4,087,241

2. Consolidated Statements of Income (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	Six months ended September 30, 2010		Six months ended September 30, 2011		Year ended March 31, 2011		Six months ended September 30, 2011
		%		%		%
NET REVENUES:
Product sales revenue	¥76,380		¥85,353		¥180,582		$1,113,542
Service revenue	39,383		37,743		77,406		492,407

Total net revenues	115,763	100.0	123,096	100.0	257,988	100.0	1,605,949

COSTS AND EXPENSES:
Costs of products sold	46,617		43,011		113,699		561,135
Costs of services rendered	38,606		35,774		75,333		466,719
Selling, general and administrative	22,490		23,791		46,253		310,384
Earthquake and related impairment charges	—		335		4,455		4,371
Gain on bargain purchase	—		—		(2,543)		—

Total costs and expenses	107,713	93.1	102,911	83.6	237,197	91.9	1,342,609

Operating income	8,050	6.9	20,185	16.4	20,791	8.1	263,340

OTHER INCOME (EXPENSES):
Interest income	135		118		268		1,539
Interest expense	(780)		(726)		(1,541)		(9,472)
Foreign currency exchange gain (loss), net	(170)		(195)		(342)		(2,544)
Other, net	(8)		(7)		(94)		(91)

Other income (expenses), net	(823)	(0.7)	(810)	(0.7)	(1,709)	(0.7)	(10,568)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	7,227	6.2	19,375	15.7	19,082	7.4	252,772
INCOME TAXES	3,055	2.6	7,841	6.3	6,401	2.5	102,296
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANY	28	0.0	2	0.0	41	0.0	26

NET INCOME	4,200	3.6	11,536	9.4	12,722	4.9	150,502
NET INCOME (LOSS) ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	8	0.0	74	0.1	(212)	(0.1)	965

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥4,192	3.6	¥11,462	9.3	¥12,934	5.0	$149,537

PER SHARE DATA:	Yen						U.S. Dollar
	Six months ended September 30, 2010		Six months ended September 30, 2011		Year ended March 31, 2011		Six months ended September 30, 2011
Basic net income attributable to KONAMI CORPORATION per share	¥31.41		¥82.89		¥96.48		$1.08
Diluted net income attributable to KONAMI CORPORATION per share	31.41		82.89		96.48		1.08

Weighted-average common shares outstanding	133,460,536		138,272,696		134,065,450
Diluted weighted-average common shares outstanding	133,460,536		138,272,696		134,065,450

3. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen			Thousands of U.S. Dollars
	Six months Ended September 30, 2010	Six months ended September 30, 2011	Year ended March 31, 2011	Six months ended September 30, 2011
Cash flows from operating activities:
Net income	¥4,200	¥11,536	¥12,722	$150,502
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,294	4,718	12,388	61,552
Provision for doubtful receivables	(116)	67	(192)	874
Earthquake and related impairment charges	—	—	4,455	—
Gain on bargain purchase	—	—	(2,543)	—
Gain or loss on sale or disposal of property and equipment, net	41	215	271	2,805
Equity in net loss (income) of affiliated company	(28)	(2)	(41)	(26)
Deferred income taxes	129	1,531	(918)	19,974
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	1,271	(7,519)	2,385	(98,095)
Decrease (increase) in inventories	(6,639)	(6,810)	(2,632)	(88,845)
Decrease (increase) in other receivables	156	305	20	3,979
Decrease (increase) in prepaid expenses	(1,301)	(65)	101	(848)
Increase (decrease) in trade notes and accounts payable	(49)	(3,368)	2,357	(43,940)
Increase (decrease) in accrued income taxes, net of tax refunds	(542)	622	576	8,115
Increase (decrease) in accrued expenses	(1,555)	(55)	(425)	(718)
Increase (decrease) in deferred revenue	4,495	5,634	(1,157)	73,503
Increase (decrease) in advance received	(58)	(126)	(185)	(1,644)
Increase (decrease) in deposits	(240)	(148)	(117)	(1,931)
Other, net	41	497	(460)	6,485

Net cash provided by operating activities	6,099	7,032	26,605	91,742

	Millions of Yen			Thousands of U.S. Dollars
	Six months ended September 30, 2010	Six months ended September 30, 2011	Year ended March 31, 2011	Six months ended September 30, 2011
Cash flows from investing activities:
Capital expenditures	(4,779)	(5,100)	(10,554)	(66,536)
Proceeds from sales of property and equipment	8	5	8	65
Acquisition of new subsidiaries	—	—	679	—
Decrease (increase) in lease deposits, net	30	320	497	4,175
Decrease (increase) in term deposits, net	(1,298)	1,412	(1,412)	18,421
Other, net	(293)	12	9	157

Net cash used in investing activities	(6,332)	(3,351)	(10,773)	(43,718)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	—	(1,500)	680	(19,569)
Repayments of long-term debt	(204)	—	(278)	—
Redemption of bonds	—	(5,000)	—	(65,232)
Principal payments under capital lease and financing obligations	(1,329)	(1,140)	(2,678)	(14,873)
Dividends paid	(3,600)	(2,229)	(5,785)	(29,080)
Purchases of treasury stock by parent company	(1)	(22)	(101)	(287)
Proceeds from sale-leaseback transaction	1,975	1,547	1,975	20,183
Other, net	1	1	5	13

Net cash used in financing activities	(3,158)	(8,343)	(6,182)	(108,845)
Effect of exchange rate changes on cash and cash equivalents	(976)	(923)	(849)	(12,042)
Net increase (decrease) in cash and cash equivalents	(4,367)	(5,585)	8,801	(72,863)
Cash and cash equivalents, beginning of the period	50,740	59,541	50,740	776,790

Cash and cash equivalents, end of the period	¥46,373	¥53,956	¥59,541	$703,927

4. Going concern assumption:

None

5. Significant changes in the stockholders’ equity:

In accordance with a share exchange agreement between the Company and HUDSON, a consolidated subsidiary of the Company, the Company executed the share exchange agreement on April 1, 2011 and made HUDSON a wholly owned subsidiary of the Company. Under the terms of the agreement, the difference between the fair value of the Company’s common stock for the allocation of shares for HUDSON’s shareholders and the carrying amount of the remaining non-controlling interest in HUDSON was recognized in KONAMI’s additional paid-in capital of the consolidated balance sheets, and it increased the amount of the stockholders’ equity of ¥4,356 million and decreased the same amount of the non-controlling interest.

6. Segment Information (Unaudited)

(1) Segment information

Six months ended September 30, 2010	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥52,788	¥9,264	¥10,017	¥43,694	—	¥115,763
Intersegment	347	—	1	148	¥(496)	—

Total	53,135	9,264	10,018	43,842	(496)	115,763
Operating expenses	48,508	6,783	6,580	43,088	2,754	107,713

Operating income (loss)	¥4,627	¥2,481	¥3,438	¥754	¥(3,250)	¥8,050

Six months ended September 30, 2011	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥57,767	¥10,543	¥13,322	¥41,464	—	¥123,096
Intersegment	343	—	3	114	¥(460)	—

Total	58,110	10,543	13,325	41,578	(460)	123,096
Operating expenses	43,003	7,790	9,636	40,493	1,989	102,911

Operating income (loss)	¥15,107	¥2,753	¥3,689	¥1,085	¥(2,449)	¥20,185

Year ended March 31, 2011	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥132,474	¥21,868	¥17,985	¥85,661	—	¥257,988
Intersegment	650	—	2	250	¥(902)	—

Total	133,124	21,868	17,987	85,911	(902)	257,988
Operating expenses	116,099	15,420	11,788	88,456	5,434	237,197

Operating income (loss)	¥17,025	¥6,448	¥6,199	¥(2,545)	¥(6,336)	¥20,791

Six months ended September 30, 2011	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$753,646	$137,547	$173,803	$540,953	—	$1,605,949
Intersegment	4,475	—	39	1,487	$(6,001)	—

Total	758,121	137,547	173,842	542,440	(6,001)	1,605,949
Operating expenses	561,031	101,631	125,714	528,284	25,949	1,342,609

Operating income (loss)	$197,090	$35,916	$48,128	$14,156	$(31,950)	$263,340

Notes:	1.	Primary businesses of each segment are as follows:

		Digital Entertainment Segment:	Production, manufacture and sale of digital content and related products including Social games, Online games, Computer & Video Games, Amusement and Card Games.

		Gaming & Systems Segment:	Development, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.

		Pachinko & Pachinko Slot Machines Segment:	Production, manufacture and sale of pachinko slot machines and LCDs units for pachinko machines.

		Health & Fitness Segment:	Operation of health and fitness clubs, and production, manufacture and sale of health and fitness related goods.

	2.	“Corporate” primarily consists of administrative expenses of the Company.

	3.	“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.

(2) Geographic information

Six months ended September 30, 2010	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥92,782	¥14,258	¥5,189	¥3,534	¥115,763	—	¥115,763
Intersegment	5,682	627	1,231	254	7,794	¥(7,794)	—

Total	98,464	14,885	6,420	3,788	123,557	(7,794)	115,763
Operating expenses	93,834	12,426	5,894	3,214	115,368	(7,655)	107,713

Operating income (loss)	¥4,630	¥2,459	¥526	¥574	¥8,189	¥(139)	¥8,050

Six months ended September 30, 2011	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥102,495	¥13,938	¥3,729	¥2,934	¥123,096	—	¥123,096
Intersegment	4,090	667	194	114	5,065	¥(5,065)	—

Total	106,585	14,605	3,923	3,048	128,161	(5,065)	123,096
Operating expenses	88,877	12,118	4,211	2,828	108,034	(5,123)	102,911

Operating income (loss)	¥17,708	¥2,487	¥(288)	¥220	¥20,127	¥58	¥20,185

Year ended March 31, 2011	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥194,431	¥36,870	¥19,525	¥7,162	¥257,988	—	¥257,988
Intersegment	17,368	1,837	1,661	710	21,576	¥(21,576)	—

Total	211,799	38,707	21,186	7,872	279,564	(21,576)	257,988
Operating expenses	201,244	32,144	18,670	6,687	258,745	(21,548)	237,197

Operating income (loss)	¥10,555	¥6,563	¥2,516	¥1,185	¥20,819	¥(28)	¥20,791

Six months ended September 30, 2011	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,337,182	$181,839	$48,650	$38,278	$1,605,949	—	$1,605,949
Intersegment	53,359	8,702	2,531	1,487	66,079	$(66,079)	—

Total	1,390,541	190,541	51,181	39,765	1,672,028	(66,079)	1,605,949
Operating expenses	1,159,517	158,095	54,938	36,895	1,409,445	(66,836)	1,342,609

Operating income (loss)	$231,024	$32,446	$(3,757)	$2,870	$262,583	$757	$263,340

For the purpose of presenting its operations in geographic areas above, the Company and its subsidiaries attributes revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services, and attributes assets based on where assets are located.

- Notes: (Unaudited)

The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).